SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 5, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number                 Description of Exhibits
----------             ---------------------------

     1                 Creo Products Inc. Material Change Report under
                       Section 85(1) of the Securities Act (British
                       Columbia) and Material Change Report under
                       Section 75(2) of the Securities Act (Ontario) On Form 27, filed on April 5, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CREO PRODUCTS INC.


                              BY:       /s/ Thomas Kordyback
                                  ----------------------------------
                                  Name:  Thomas Kordyback
                                  Title: Vice President, Finance,
                                           Chief Financial Officer
                                           and Secretary

Date: April 5, 2000

                     EXHIBIT 1 TO FORM 6-K


Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under Section 75(2) of the Securities Act (Ontario) on Form 27, filed on April 5, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

                            FORM 27
       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
               SECURITIES ACT (BRITISH COLUMBIA)
               ---------------------------------
                  MATERIAL CHANGE REPORT UNDER
         SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
         ----------------------------------------------

1.   Reporting Issuer

     CREO PRODUCTS INC. ("Creo")
     3700 Gilmore Way
     Burnaby, British Columbia
     V5G 4M1

2.   Date of Material Change

     April 5, 2000

3.   Press Release

     Date of Issuance:   April 5, 2000
     Place of Issuance:  Vancouver, British Columbia

4.   Summary of Material Change

     Creo Products Inc. announced that it has exercised its right to end its joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") established in October 1997.

5.   Full Description of Material Change

     Creo and Heidelberg have been unable to agree on modifications to the joint-venture agreement necessary as a result of the merger of Creo and Scitex prepress operations. Under the terms of the joint-venture agreement, Heidelberg and Creo will proceed to negotiate an original equipment manufacture ("OEM") arrangement immediately. This change, triggered by the CreoScitex transaction closing on April 4, 2000, will allow for more independence and flexibility for the respective sales and support organizations. Creo expects that the current Heidelberg/Creo joint-venture products such as the Trendsetter (R) family of thermal platesetters and the Prinergy (TM) workflow management system, will be sold through both CreoScitex and Heidelberg distribution channels. Creo already has an existing OEM agreement to supply Heidelberg with imaging systems for the Speedmaster 74 DI press.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officers

     For further information contact:

     Thomas Kordyback
     Creo Products Inc.
     3700 Gilmore Way
     Burnaby, BC
     V5G 4M1

     Telephone:     (604) 451-2743
     Facsimile:     (604) 419-4724

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 5th day of April, 2000.

                              CREO PRODUCTS INC.
                              Per: /s/ Tom Kordyback
                                   --------------------
                                  (Authorized Signatory)
                                   Thomas Kordyback, Vice President,
                                   Finance, Chief Financial Officer and
                                   Secretary
                                  (Print Name and Title)